

September 20, 2012

<u>Via E-mail</u>
Mr. David N. Fuselier
Chief Executive Officer
Integrated Freight Corporation
8374 Market Street, #478
Bradenton, Florida 34202

        Re: Integrated Freight Corporation
                   Item 4.01 Form 8-K
                   Filed August 30, 2012
                   File No. 000-14273

Dear Mr. Fuselier:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Heather Clark

                                       Heather Clark
                                         Staff Accountant